

Rory Moore · 3rd

CEO, EvoNexus

San Diego, California · 500+ connections · **Contact info**

 **EvoNexus**

 **University of Michiga**

Experience



Co-Founder & CEO
EvoNexus
Jun 2010 – Present · 10 yrs
San Diego and Irvine, CA

SOUTHERN CALIFORNIA'S LEADING STARTUP TECHNOLOGY INCUBATOR

EvoNexus is a leading technology incubator for the startup and entrepreneurial community with locations in San Diego, Orange County and Silicon Valley. EvoNexus empowers motivated entrepreneurs to turn their transformative ideas into fundable, commercially viable companies, and leverages community resources to provide what entrepreneurs need to be successful.

EvoNexus is non-profit, corporate supported technology incubator providing full ser **...see mor**

Chairman & CEO
toSense, Inc.
Sep 2012 – Sep 2015 · 3 yrs 1 mo
La Jolla, CA

www.tosense.com
toSenseTM has developed the FDA approved CoVa™ Monitoring System, featuring a novel body-worn Sensor for at-home patients with chronic illnesses, such as congestive heart failure (CHF), chronic obstructive pulmonary disease, hypertension, and renal failure. Worr **...see mor**

Cofounder & CEO

Georgia Now

May 2004 – May 2006 · 2 yrs 1 mo

"On-Star" for the home. A dedicated network kitchen appliance for the consumer market. A re-launch of the original Georgia internet appliance for the kitchen.

CEO

Halo LSI, Inc.

Sep 2001 – Sep 2002 · 1 yr 1 mo

FLASH memory

Cofounder & CEO

e-Fire.com

Oct 1999 – Dec 2000 · 1 yr 3 mos

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Education



University of Michigan

BS

1967 – 1971



